New Fortress Energy LLC
111 W. 19th Street, 8th Floor
New York, New York 10011

December 21, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561
Attention: Mara L. Ransom

Re:	New Fortress Energy LLC
Registration Statement on Form S-1
Filed on November 9, 2018
File No. 333-228339

Ladies and Gentlemen:

Set forth below are the responses of New Fortress Energy LLC (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 20, 2018, with respect to Registration Statement on Form S-1, File No. 333-228339, filed with the Commission on November 9, 2018 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR. For your convenience, we have hand-delivered three copies of this letter as well as three copies of Amendment No. 1 marked to show all revisions made since the prior filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Our Liquefaction Assets, page 6

1.
We note your disclosure that, “[a]t the completion of this offering, we will have committed approximately $2 billion in building and developing our facilities since 2014.” Please revise your disclosure to separately quantify the amount that you have already spent and the amount(s) of your current commitments. With respect to your outstanding commitments, please briefly identify the source of funds you will utilize to pay such commitments.

RESPONSE:          We acknowledge the Staff’s comments and have revised the Registration Statement accordingly. Please see pages 7 and 75 of Amendment No. 1.

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Securities and Exchange Commission
December 21, 2018

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman or E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-3708 or (713) 758-4629, respectively.

Very truly yours,

New Fortress Energy LLC

By:	/s/ Wesley R. Edens
Name:	Wesley R. Edens
Title:	Chief Executive Officer

Enclosures

cc:	Cameron D. MacDougall, Esq., New Fortress Energy LLC
David P. Oelman, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.
James R. Brown, Vinson & Elkins L.L.P.